SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 26, 2005	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2005 Interim Results

Profit Attributable to Shareholders Grows 15.96% to RMB1.763 Billion

Hong Kong, August 25, 2005 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six-month periods ended June 30, 2005 (the “Period”). Under the International Financial Reporting Standards, turnover for the Period increased by 23.11% over the corresponding period last year to approximately RMB21.886 billion; profit before tax was RMB2.158 billion, an increase of 18.57% over the corresponding period last year; profit attributable to shareholders was RMB1.763 billion, an increase of 15.96% as compared to the corresponding period last year; and earnings per share was RMB0.245 (2004 interim: RMB0.211). The Board of Directors did not recommend any interim dividend for 2005 (2004 interim: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “With the overall effect of the State’s macro-economic control measures becoming more visible, the domestic economy has sustained a steady and rapid growth. In addition, international crude oil prices continued to increase and then fluctuated at a high level. As a result of the above factors, the petroleum and petrochemical industry in China continued to keep the momentum of strong production and sales in the first half year, resulting in an overall increase in output, prices and profits. The Group actively captured the opportunities arising from the sustaining prosperous cycle of the global petrochemical industry, continued rapid growth of the domestic economy, and a steady and rapid growth of the petrochemical industry, and put in efforts to overcome various adverse factors such as the upsurge in the prices of fuel oil, electricity, coal and transportation and the decline in the prices of certain products. As a result, the Group maintained steady production and operation and improved performance as compared to the corresponding period last year.”

In the first half of 2005, the Group realized net sales of RMB21.508 billion, an increase of 23.41% as compared to the corresponding period last year. Net sales and average selling prices of the Group’s four major product categories, namely refined petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres, increased significantly. Compared to the first half of 2004, net sales of these four major product categories increased by 35.84%, 52.46%, 27.47% and 1.37%, respectively, while their average selling prices (excluding tax) increased by 21.44%, 36.20%, 22.86% and 14.34%, respectively.

During the Period, the Group processed 4,780,800 tons of crude oil and produced 1,602,400 tons of diesel and 360,900 tons of jet fuel, representing increases of 5.52%, 18.23% and 9.24%, respectively, as compared to the corresponding period last year. The output of gasoline was 417,700 tons, a decrease of 13.01% as compared to the corresponding period last year. The output of ethylene, synthetic fibre feed-stocks and synthetic fibre polymers in the first half year amounted to 491,200 tons, 370,200 tons and 287,300 tons, respectively, representing increases of 2.10%, 14.16% and 9.88%, respectively, as compared to the corresponding period last year. The output of propylene, synthetic resins and plastics as well as synthetic fibres were 262,900 tons, 529,000 tons and 179,600 tons, respectively, representing decreases of 1.23%, 2.08% and 2.93%, respectively, over the corresponding period last year.

The weighted average cost of crude oil was RMB 2,875.79 per ton in the first half of the year, representing an increase of 34.95% as compared to the corresponding period last year, causing the total cost of crude oil processed to reach RMB13.205 billion, an increase of 48.55% as compared to the corresponding period last year. Cost of crude oil of the Group accounted for 69.69% of cost of sales.

…/2

Shanghai Petrochemical Announces 2005 Interim Results

Profit Attributable to Shareholders Grows 15.96% to RMB1.763 Billion… P.2

In the first half of 2005, the Group’s capital expenditures amounted to RMB687.4 million, which included the renovation of No. 1 atmosphere and vacuum distillation facility, the 12,000 ton/year polyester filament expansion project, the expansion of 400,000 ton/year PTA facility, the newly built feedstock mutual supply pipeline between Shanghai Petrochemical and SECCO, and the 380,000 ton/year ethylene glycol plant.

The Sino-foreign equity joint venture established between the Group, Sinopec Corp. and BP Chemicals East China Investments Limited was completed and commenced commercial operation. As at June 30, 2005, the Group had invested RMB1.349 billion in the joint venture. In the second half of the year, other than the aforesaid projects, the Group will also push forward the diesel hydrogenation plant, the renovation of the crude oil refining and other technological renovation projects and investment projects.

Looking ahead, Mr. Rong said, “In the second half of 2005, due to limited capabilities in increasing production by OPEC countries, reduction in production increment by non-OPEC countries, geo-political risks and rampant speculations by speculative funds, it is anticipated that prices of crude oil will continue to rise. At the same time, following the completion and operation of large ethylene projects such as Shanghai SECCO and Nanjing Yangba, the imbalance in the supply and demand for petrochemical products in the PRC will subside, and the industry’s profitability level will significantly decline. Given the upsurge of crude oil costs and the slowdown of domestic demand for petrochemical products, in the second half of 2005, the Group will track closely market changes, make timely adjustments to its sales strategies, strengthen internal management, improve operation efficiency, and make efforts to complete its various work targets for the whole year, so as to lay a good foundation for the Company’s comprehensively coordinated and sustainable development.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to make a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

***

This press release contains statements of a forward-looking nature. These statements are made under the safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Sally Wong / Ms. Sharon Wong

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Sinopec Shanghai Petrochemical Company Limited

2005 Interim Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Unaudited)

	Six-month periods ended 30 June
	2005		2004
	RMB’000		RMB’000
Turnover		21,886,472		17,778,137
Sales taxes and surcharges		(378,135)		(350,253)

Net sales		21,508,337		17,427,884
Cost of sales		(18,949,942)		(15,097,255)

Gross profit		2,558,395		2,330,629
Selling and administrative expenses		(196,886)		(228,604)
Other operating income		137,365		100,814
Other operating expenses:
Employee reduction expenses		(90,792)		(86,713)
Others		(43,164)		(107,471)

Profit from operations		2,364,918		2,008,655
Share of losses of associates		(93,723)		(17,392)
Net financing costs		(113,407)		(171,495)

Profit before tax		2,157,788		1,819,768
Taxation		(359,960)		(258,124)

Profit after tax		1,797,828		1,561,644

Attributable to:
Equity holders of the parent		1,763,442		1,520,725
Minority interests		34,386		40,919

Profit after tax		1,797,828		1,561,644

Basic earnings per share	RMB	0.245	RMB	0.211

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2005 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

This announcement is extracted from the Company’s interim report (the full report will be posted on www.sse.com.cn simultaneously). Investors should read the full text of the interim report for details.

1.2	Mr. Rong Guangdao, Chairman, Mr. Lei Dianwu and Mr. Xiang Hanyin, Directors, were engaged in business and did not attend the Meeting. They had authorized Mr. Du Chongjun, Vice Chairman, as their irrevocable voting proxy.

1.3	The Company’s interim financial report is unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager in charge of the Accounting Department hereby warrant the authenticity and completeness of the financial statements contained in the interim report.

§2	CORPORATE INFORMATION

2.1	Corporate Information

Shares Short Name:			SHI
Shares Stock Code:	600688	338
Stock Exchange Listings:	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange

	Secretary to the Board of Directors:	Securities representative:
Name:	Zhang Jingming	Tang Weizhong
Correspondence Address:	48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, People’s Republic of China
Telephone:	86-21-57943143/52377880	86-21-52377880
Fax:	86-21-57940050/52375091	86-21-52375091
E-mail:	spc @spc.com.cn	tom @spc.com.cn

2.2	Major Financial Data and Indicators

2.2.1	Major Accounting Data and Financial Indicators (unaudited)

Prepared under the People’s Republic of China (“PRC”) Accounting Rules and Regulations

Currency: RMB

	As at 30 June 2005	As at 31 December 2004	Increase/ (decrease) as compared to the end of last year (%)
Current assets (‘000)	8,828,936	8,613,655	2.499
Current liabilities (‘000)	8,584,856	7,432,559	15.503
Total assets (‘000)	28,707,848	28,757,089	(0.171)
Shareholders’ equity (excluding minority interests) (‘000)	19,112,801	18,902,281	1.114
Net asset value per share (RMB)	2.655	2.625	1.143
Adjusted net asset value per share (RMB)	2.652	2.623	1.106

	For the six-month periods ended 30 June		Increase/ (decrease) as compared to the corresponding period last year (%)
	2005	2004
Net profit (‘000)	1,650,520	1,531,200	7.793
Net profit excluding non-recurring items (‘000)	1,773,308	1,645,861	7.743
Earnings per share (RMB)	0.229	0.213	7.512
Return on net assets (%)	8.636	9.301	(7.150)
Net cash flows from operating activities (‘000)	1,778,441	1,688,101	5.352

2.2.2	Non-recurring items

Unit: RMB’000

Amount
Non-recurring items
Non-operating income	10,766
Non-operating expenses excluding provision for impairment loss on fixed assets	(155,223)
Tax adjustments for the above items	21,669
Total	(122,788)

2.2.3	Differences between financial statements prepared under PRC Accounting Rules and Regulations and International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	PRC Accounting Rules and Regulations	IFRS
Net profit	1,650,520	1,763,442
Explanation of differences	For details, please refer to Section [8.3]

§3	CHANGE OF SHARE CAPITAL AND SHAREHOLDERS

3.1	Top Ten Shareholders and Top Ten Holders of Shares in Circulation

Total number of shareholders as at the end of the reporting period	174,452

Top ten shareholders are as follows:

Name of shareholders (in full)	Increase/ decrease during the reporting period	Number of shares held at end of the reporting period	Percentage of total shareholdings (%)	Type of shares (circulating/ non-circulating)	Number of shares pledged or frozen	Type of shareholders (domestic shareholders or foreign shareholders)
China Petroleum & Chemical Corporation	—	4,000,000,000	55.56	Non-circulating	Nil	State-owned Shareholder
HKSCC (Nominees) Ltd.	216,000	1,916,102,857	26.61	Circulating	Unknown	Foreign Shareholder
HSBC (Nominees) Limited	46,000	355,810,000	4.94	Circulating	Unknown	Foreign Shareholder
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	Unknown	25,890,855	0.36	Circulating	Unknown	Legal Person Shareholder
Shanghai Kangli Gong Mao Company	—	16,730,000	0.23	Non-circulating	Unknown	Legal Person Shareholder
Bank of Communications - Yifangda 50 Index Securities Investment Fund	Unknown	13,620,700	0.19	Circulating	Unknown	Legal Person Shareholder
Zhejiang Province Economic Construction and Investment Company	—	12,000,000	0.17	Non-circulating	Unknown	Legal Person Shareholder
HSBC (Nominees) Limited	Unknown	10,388,000	0.14	Circulating	Unknown	Foreign Shareholder
Yulong Securities Investment Fund	Unknown	10,000,000	0.14	Circulating	Unknown	Legal Person Shareholder
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	Unknown	9,024,485	0.13	Circulating	Unknown	Legal Person Shareholder

Top ten holders of shares in circulation are as follows:

Name of shareholders (in full)	Number of shares in circulation at the end of the reporting period	Type (A, B, H shares or others)
HKSCC (Nominees) Ltd.	1,916,102,857	H
HSBC (Nominees) Limited	355,810,000	H
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kai Fang Shi Index Securities Investment Fund	25,890,855	A
Bank of Communications - Yifangda 50 Index Securities Investment Fund	13,620,700	A
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,388,000	H
Yulong Securities Investment Fund	10,000,000	A
China Merchants Bank Co., Ltd. - Zhong Xin Jing Dian Pei Zhi Securities Investment Fund	9,024,485	A
101 National Social Security Fund	6,822,119	A
Zhao Xia	5,720,016	A
103 National Social Security Fund	5,198,800	A

Description of any connected relationships among the top ten holders of shares in circulation	Of the above mentioned shareholders, China Petroleum & Chemical Corporation, the state-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concerted party of the other shareholders under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”. Of the above mentioned shareholders, HKSCC (Nominees) Ltd. and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee companies. The Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are concerted parties under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

§4	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Change of Shareholding of Directors, Supervisors and Senior Management

Unit: share

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period
Rong Guangdao	Chairman and President	3,600	3,600
Du Chongjun	Vice Chairman and Vice President	1,000	1,000
Han Zhihao	Director and Chief Financial Officer	Nil	Nil
Wu Haijun	Director and Vice President	1,500	1,500
Gao Jinping	Director	Nil	Nil
Shi Wei	Director and Vice President	Nil	Nil
Lei Dianwu	External Director	Nil	Nil
Xiang Hanyin	External Director	Nil	Nil
Chen Xinyuan	Independent Director	Nil	Nil
Sun Chiping	Independent Director	Nil	Nil
Jiang Zhiquan	Independent Director	Nil	Nil
Zhou Yunnong	Independent Director	Nil	Nil
Dai Shuming	Chairman of Supervisory Committee	Nil	Nil
Zhang Chenghua	Supervisor	Nil	Nil
Wang Yanjun	Supervisor	Nil	Nil
Lu Xiangyang	External Supervisor	Nil	Nil
Geng Limin	External Supervisor	Nil	Nil
Liu Xiangdong	Independent Supervisor	Nil	Nil
Yin Yongli	Independent Supervisor	Nil	Nil
Zhang Zhiliang	Vice President	3,600	3,600
Yin Jihai	Vice President	Nil	Nil
Zhang Jianping	Vice President	Nil	Nil
Tang Chengjian	Vice President	Nil	Nil
Zhang Jingming	Company Secretary	Nil	Nil

4.2	Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out above, as at 30 June 2005, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2005, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Interests and Short Positions of Substantial Shareholders and other Persons in Shares and underlying Shares

As at 30 June 2005, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1)        (a)        Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of total issued share capital	% of shareholding in the Company’s total issued H shares	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	4,000,000,000 promoter legal person shares	55.56%	—	Beneficial owner
Alliance Capital Management L.P.*	116,493,210	1.62%	5.00%	Beneficial owner; investment manager; others (lending pool)

*	Such H shares were held through a nominee.

  (b)        Interests in underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives were recorded in the register required to be kept under Section 336 of the SFO.

(2)      Short positions in shares and underlying shares of the Company

No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 30 June 2005, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

4.3	Changes in Directorate and Supervisory Committee

(1)      New Appointment

On 28 June 2005 at the Company’s annual general meeting for 2004, the shareholders of the Company elected the fifth session of the board of directors and supervisory committee.

With effect from 28 June 2005, Mr. Shi Wei has been appointed Executive Director and Vice President of the Company. Mr. Shi does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Shi will receive a remuneration package including a basic salary of RMB4,521 per month plus a discretionary bonus as determined by the Board with reference to his performance. Mr. Shi has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Lei Dianwu has been appointed Non-Executive Director of the Company. Mr. Lei is a director of Development and Planning Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Lei will not receive any salary from the Company. Mr. Lei has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Xiang Hangyin has been appointed Non-Executive Director of the Company. Mr. Xiang is a deputy director of Chemical Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Xiang will not receive any salary from the Company. Mr. Xiang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Sun Chiping has been appointed Independent Non-Executive Director of the Company. Mr. Sun does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Sun will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Sun has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Jiang Zhiquan has been appointed Independent Non-Executive Director of the Company. Mr. Jiang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Jiang will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Jiang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Zhou Yunnong has been appointed Independent Non-Executive Director of the Company. Mr. Zhou does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhou will receive a remuneration package including a basic salary of RMB80,000 per year. Mr. Zhou has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Ms. Wang Yanjun has been appointed Supervisor of the Company. Ms. Wang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Wang will receive a remuneration package including a basic salary of RMB4,015 per month plus a discretionary bonus as determined by the Board with reference to her performance. Ms. Wang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Geng Limin has been appointed Supervisor of the Company. Mr. Geng is the deputy director of the Supervisory Division of China Petroleum and Chemical Corporation, the controlling shareholder of the Company. Mr. Geng will not receive any salary from the Company. Mr. Geng has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

With effect from the same date, Mr. Yin Yongli has been appointed Supervisor of the Company. Mr. Yin does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yin will not receive any salary from the Company. Mr. Yin has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

The terms of services agreed between each of the above directors and supervisors and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. The new directors and supervisors are subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Please refer to the Company’s Notice of 2004 Annual General Meeting dated 13 May 2005 for more information about the new directors and supervisors.

As at the date of this announcement, none of the above directors and supervisors has any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance.

(2)      Retirement by Rotation

On 28 June 2005, Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu retired by rotation as directors of the Company. On the same date, Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou and Mr. Wang Xingyu confirmed that they have no disagreement with the Board and are not aware of any matters in respect of their resignations that need to be brought to the attention of the shareholders of the Company.

On the same date, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong retired by rotation as supervisors of the Company. On the same date, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong confirmed that they have no disagreement with the Board and are not aware of any matters in respect of their resignations that need to be brought to the attention of the shareholders of the Company.

The Board expresses its sincerest gratitude to Mr. Lu Yiping, Mr. Liu Wenlong, Mr. Zhang Baojian, Mr. Gu Chuanxun, Mr. Wang Yongshou, Mr. Wang Xingyu, Mr. Zhu Weiyan, Ms. Zhang Jianjun and Mr. Zhou Yunnong for their contribution to the Company made during their period of service.

4.4	Implementation of the Code on Corporate Governance Practices

The Group had complied with all Code Provisions set out in the Code of Corporate Governance Practices contained in Appendix 14 of the Hong Kong Stock Exchange Listing Rules, with certain deviations from the Code Provisions listed below (other than Code Provision C.2 relating to internal controls):

Code Provision A.1.3: Notice of at least 14 days should be given of a regular board meeting to give all directors an opportunity to attend. For all other board meetings, reasonable notice should be given.

Deviation: The Articles of Associate of the Company provides that a minimum 10-day notice period is applicable to all board meetings. Accordingly, the Company’s usual practice is to provide notice of only 10 days for a board meeting.

Explanation: To ensure full compliance with provisions of the Code of Corporate Governance Practices, the Company will commence giving 14 days’ notice for regular board meetings.

Code Provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is appointed as the Company’s chairman and president.

Explanation: Mr. Rong has many years of experience in managing large scale petrochemical productions and is most suited to perform both roles of chairman and president. The Company is unable to locate any person of Mr. Rong’s calibre to fill either role separately.

§5.	BUSINESS REVIEW

In the first half of 2005, the global economy was growing moderately, but the growth rate has slowed. The economy of the PRC maintained its growing trend at a fast and steady pace. As the effects of the State’s macro-economic control measures slowly materialised, the domestic economy continued to operate steadily. In the first half of the year, the gross domestic product (GDP) grew by 9.5% as compared to the corresponding period last year. With sustained rapid growth in the domestic economy and with international crude oil prices continuing to increase and then fluctuating at a high level, the petroleum and petrochemical industry in the PRC continued to keep the momentum of strong production and sales in the first half year, resulting in an overall increase in output, prices and profits.

Capital expenditure progressing smoothly

In the first half of 2005, the Company continued to work diligently on the construction of its major projects, while pushing forward the preparatory work for the next round of development projects. Overall, the progress on our development work was smooth. The newly built 3# atmosphere and vacuum distillation plant commenced operation in February, thus expanding the Company’s once-through crude oil processing capabilities to 14 million ton per year. The feedstock mutual supply pipeline between the Company and Secco was mechanically completed in June and is now in operation. The construction of the 3.3 million ton per year diesel hydrogenation plant and the 380,000 ton per year EO/EG plant, both of which commenced construction in late 2004, is in full swing. At the same time, the Company is making pro-active efforts on the preliminary improvement work of the next round of development projects as well as actively seeking approvals for these projects.

During the reporting period, a Sino-foreign equity joint venture established between the Group, Sinopec Corp. and BP Chemicals East China Investments Limited was completed and commenced commercial operation.

Market outlook and business plan for the second half of the year

In the second half of 2005, both the global economy and the PRC economy are expected to maintain steady growth, but the growth may slow. Due to limited capabilities in increasing production by OPEC countries, reduction in increased production by non-OPEC countries, geo-political risks and rampant trading activity by speculative funds, it is anticipated that the price of crude oil will continue to rise and reach new highs. Reflecting the above factors, the petrochemical industry should maintain its strong development trend but demand growth may slow down. At the same time, following the completion and operation of large ethylene projects such as Shanghai Secco and Nanjing Yangba, the imbalance in the supply and demand for petrochemical products in the PRC should subside, and the industry’s profitability level could significantly decline. Given the above, in the second half of 2005, the Group will closely monitor market development, make timely adjustments to its sales strategies, strengthen internal management, improve operation efficiency, and make efforts to complete its various work targets for the whole year, so as to lay a good foundation for the Company’s comprehensively coordinated and sustainable development. In this respect, the Group will focus on the following:

(1)	Strengthening “three bases” (infrastructure, basic tasks, basic capabilities training), emphasizing safety, stability and long-cycle operations of production facilities.

(2)	Optimizing resources deployment and enhancing integrated efficiency of production operations.

(3)	Implementing measures to reduce costs, and further enhancing resources saving and cost controls.

(4)	Speeding up reforms and development and maintaining corporate harmony and stability.

§6	MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Group’s unaudited financial statements and notes in the interim report. The financial data involved hereinafter is extracted from financial statements prepared in accordance with the IFRS.

Operating results

In the first half of 2005, the Company and its subsidiaries (the “Group”) actively captured the opportunities arising from the prosperous cycle of the global petrochemical industry, continued rapid growth of the domestic economy, and a steady and rapid growth of the petrochemical industry, and put in efforts to overcome various adverse factors such as the upsurge in the prices of fuel oil, electricity, coal and transportation and the decline in the prices of certain products. As a result, the Group maintained steady production and operation and improved performance to a large extent as compared to the corresponding period last year. For the period ended 30 June 2005, turnover amounted to RMB21,886.5 million (equivalent to HK$20,552.6 million), an increase of 23.11% or RMB4,108.3 million (equivalent to HK$3,857.9 million) as compared to the corresponding period last year; profit before tax amounted to RMB2,157.8 million (equivalent to HK$2,026.3 million), an increase of 18.57% as compared to the corresponding period last year; and profit after taxation and minority interests amounted to RMB1,763.4 million (equivalent to HK$1,655.9 million), an increase of 15.96% as compared to the corresponding period last year.

In the first half of 2005, the Group processed 4,780,800 tons of crude oil, an increase of 5.52% or 250,000 tons as compared to the corresponding period last year, in which imported oil and offshore oil amounted to 4,585,200 tons and 195,600 tons, respectively. The output of gasoline amounted to 417,700 tons, a decrease of 13.01% as compared to the corresponding period last year. The output of diesel amounted to 1,602,400 tons, an increase of 18.23% as compared to the corresponding period last year. Production of jet fuel amounted to 360,900 tons, an increase of 9.24% as compared to the corresponding period last year. The output of ethylene amounted to 491,200 tons, an increase of 2.10% as compared to the corresponding period last year. Production of propylene amounted to 262,900 tons, a decrease of 1.23% as compared to the corresponding period last year. The output of synthetic resins and plastics amounted to 529,000 tons, a decrease of 2.08% as compared to the corresponding period last year. The output of synthetic fibre feed-stocks and synthetic fibre polymers amounted to 370,200 tons and 287,300 tons, respectively, representing increases of 14.16% and 9.88%, respectively, as compared to the corresponding period last year. The output of synthetic fibres amounted to 179,600 tons, a decrease of 2.93% as compared to the corresponding period last year. The Group’s product-to-sale ratio in the first half of the year was 98.76%.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the six-month periods ended 30 June
	Net Sales in 2005			Net Sales in 2004
	Sales Volume			Sales Volume
	(‘000 tons)	(Millions of RMB)	% of Total	(‘000 tons)	(Millions of RMB)	% of Total
Self-produced products
Synthetic Fibres	181	2,439	11.34	204	2,406	13.80
Resins and Plastics	735	6,900	32.08	708	5,413	31.06
Intermediate Petrochemicals	531	3,464	16.11	474	2,272	13.04
Petroleum Products	2,604	8,035	37.36	2,328	5,915	33.95
Trading and All Others	—	670	3.11	—	1,422	8.15
Total	4,051	21,508	100.00	3,714	17,428	100.00

In the first half of 2005, the Group realized net sales of RMB21,508.3 million an increase of 23.41% as compared to the corresponding period last year, in which net sales derived from refined petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres increased by 35.84%, 52.46%, 27.47% and 1.37%, respectively. This was mainly due to continued increases in the prices of energy and raw materials, which have compelled the sales prices of the products to follow. Compared to the first half of 2004, the average prices (excluding tax) of the Group’s four major products - petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres - increased by 21.44%, 36.20%, 22.86% and 14.34%, respectively, during the reporting period.

A majority of the Group’s products are sold in eastern China.

In the first half of 2005, the Group’s cost of sales increased by 25.52% to RMB18,949.9 million as compared to the corresponding period last year, and it accounted for 88.11% of the net sales.

Crude oil is the Group’s major raw material. Under the impact of continued growth in global demand, limited capabilities to increase output by major oil producing countries, instability in the Middle East, and the impact of the US dollar exchange rates and trading activities of speculative funds during the year, prices of international crude oil reached a record high and fluctuated at a high level. As a result, the weighted average cost of crude oil increased by RMB744.71 per ton from the corresponding period last year to RMB2,875.79 per ton in the first half of the year, representing an increase of 34.95% as compared to the corresponding period last year. The increase in both the Group’s volume of crude oil processed and the average price of crude oil purchased resulted in an increase in the total cost of crude oil processed to RMB13,205.4 million, an increase of 48.55% as compared to the corresponding period last year. The cost of crude oil of the Group accounted for 69.69% of cost of sales.

Expenses for other ancillary materials amounted to RMB3,401.0 million in the first half of 2005, a substantial increase of 31.84% as compared to the corresponding period last year, which was primarily due to increase in the volume of intermediate petrochemicals purchased to meet production needs. Depreciation and maintenance costs during the reporting period amounted to RMB864.5 million and RMB347.0 million, respectively, a slight decrease as compared to the corresponding period last year. Energy and power costs amounted to RMB436.4 million, an increase of RMB79.1 million as compared to the corresponding period last year, which was due to increases in both purchase volumes and purchase prices of thermal coal and external electricity to various degrees as compared to the corresponding period last year.

Selling and administrative expenses in the first half of 2005 amounted to RMB196.9 million, a decrease of 13.87% compared with RMB228.6 million in the first half of 2004.

Other operating expenses in the first half of 2005 amounted to RMB134.0 million, a decrease of RMB60.2 million as compared to the corresponding period last year, primarily due to the decrease in the loss from the Group’s disposal of fixed assets during the reporting period.

Financial costs in the first half of 2005 amounted to RMB113.4 million, a decrease of 33.87% as compared to the corresponding period last year, which was primarily due to the decrease of our total amount of bank borrowings, in particular the reduction of long-term bank borrowings, thereby effectively reduced financial costs.

The Group’s net profit after tax and minority interests increased by 15.96% from RMB1,520.7 million in the first half of 2004 to RMB1,763.4 million in the first half of 2005.

Liquidity and capital resources

Net cash inflow provided from operating activities amounted to RMB1,628.1 million in the first half of 2005, an increase of RMB117.6 million as compared to the corresponding period last year. Due to the growth in the profit before tax, the profit before tax net of depreciation has brought RMB3,014.5 million operating cash inflow, an increase of RMB259.6 million cash inflow as compared to the corresponding period last year. Increased inventories led to an increase in operating cash outflow by RMB715 million at the end of the reporting period (as compared to an increase in operating cash outflow by RMB197.5 million in the corresponding period last year). Change in accounts payable and other payables led to an increase in operating cash outflow by RMB190.5 million at the end of the period (as compared to an increase in operating cash outflow by RMB46.7 million in the corresponding period last year). Decrease in debtors, bills receivable and deposits led to an increase in operating cash inflow by RMB75.2 million (as compared to a decrease in operating cash inflow of RMB540.4 million in the corresponding period last year). In addition, as a result of the changes in the accounts balances at the end of the period of the parent company and the subsidiaries, the Group’s cash outflow was increased to RMB178.9 million (as compared to a decrease in operating cash outflow of RMB263.1 million).

Borrowings

The Group’s long-term borrowings were mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans, and in overall, there was no seasonal borrowings. Short-term borrowings was used to meet our needs for working capital during the normal production and operation process. Our borrowings at the end of the first half of 2005 amounted to RMB5,776.7 million, a decrease of RMB1,238.3 million compared to the beginning of the period, of which, short-term borrowings increased by RMB154.4 million, and long-term borrowings decreased by RMB1,392.7 million.

As at 30 June 2005, guarantees provided by the Group to the Company’s subordinate joint ventures and associates in favor of the bank, and the contingent liabilities to be undertaken on the guarantees provided by the joint venture to third parties amounted to RMB78.6 million.

Foreign Exchange Risks

Since we purchase our major raw materials, particularly crude oil through Sinopec Corp. from overseas sources, and also export a portion of our petroleum products directly through Sinopec Corp., a change in exchange rates will indirectly affect the prices of our raw materials and products which will have a discernible impact on our profitability. In addition, as discussed above, since a small part of our debts are denominated in foreign currencies, a change in the relevant exchange rates will affect the level of our financial expense which will also have an impact on our profitability.

Capital Expenditures

In the first half of 2005, our capital expenditures amounted to RMB687.4 million, which included the renovation of No. 1 atmosphere and vacuum distillation facility, the 12,000-ton/year polyester filament expansion project, the expansion of 400,000-ton/year PTA facility, the newly built feedstock mutual supply pipeline between Shanghai Petrochemical and SECCO, and the 380,000-ton/year ethylene glycol plant. In the second half of the year, other than the aforesaid projects, we will also push forward the diesel hydrogenation plant, the renovation of the crude oil refining and other technological renovation projects and investment projects. The Group plans to fund the capital expenditures from operating cash income and credit facilities from banks.

During the reporting period, a Sino-foreign equity joint venture established between the Group, Sinopec Corp. and BP Chemicals East China Investments Limited was completed and commenced commercial operation. As at 30 June 2005, the Group invested RMB1,349.5 million in the joint venture.

Debt-equity ratio

As at 30 June 2005, our debt-equity ratio was 23.22% compared to 33.23% as at 30 June 2004. The ratio is computed by (total loans) /(total loans + shareholders’ equity).

Employees

As at 30 June 2005, the number of our employees was approximately 26,460. Our staff costs for the period ended 30 June 2005 totaled RMB524.4 million.

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”), the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2004 annual report.

6.1	Summary of segmental results (Prepared under PRC Accounting Rules & Regulations)

					Unit: RMB’000
By segment	Income from principal operations	Cost of sales	Gross profit margin (%)	Increase/ decrease of income from principal operations compared to the corresponding period last year (%)	Increase/ decrease of cost of sales compared to the corresponding period last year (%)	Increase/ decrease of gross profit margin compared to the corresponding period last year (%)
Synthetic fibres	2,449,372	2,073,613	15.34	1.30	-5.48	6.07
Resins and plastics	6,930,737	5,195,695	25.03	27.35	19.65	4.82
Intermediate petrochemicals	3,483,154	2,347,794	32.60	52.04	48.40	1.65
Petroleum products	8,351,262	8,175,333	2.11	34.66	58.00	-14.46
Trading and others	671,947	570,141	15.15	-52.85	-55.70	5.44
Including: connected transactions	9,000,362	8,056,537	10.49	26.70	36.69	-6.53
Price-setting principles of connected transactions	The Directors of the Group are of the opinion that the above related party transactions were conducted on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Group than terms available to or from independent third parties, and in the ordinary course of business. This has been confirmed by the non-executive
	Directors.

6.2	Analysis of the geographical segments for the principal operations

	Unit: RMB’000
Geographical segments	Income from principal operations	Change compared to the corresponding period last year (%)
Eastern China	19,901,178	20.22
Other regions in the PRC	1,939,172	61.41
Exports	46,122	108.31

§7	SIGNIFICANT EVENTS

7.1	Guarantees

					Unit: RMB’000
	Company’s external guarantees (excluding guarantees to subsidiaries)
Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Jinshan Hotel	28 December 2001	13,250	Bank Loan	5 years	No	Yes
Jinsen Limited	23 March 2004	40,000	Bank Loan	3 years	No	Yes
Others	1 March 1999 to 20 January 2005	25,336	Bank Loan	1 year to 6 years	No	Yes
Amount of guarantees signed during the reporting period						1,500
Amount of guarantees at the end of the reporting period						78,586
Guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the company during the reporting period						152,077
Amount of guarantees to subsidiaries at the end of the reporting period						772,139
Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount						850,725
Total guarantee amount as a percentage of net asset value of the Company						4.45%
Guarantees in violation of regulations
Amount of guarantee provided to other related parties in which the shareholdings by the controlling shareholders and the Company are below 50%						48,286
Amount of guarantee provided directly or indirectly to entities with gearing ratio exceeding 70%						574,013
Total guarantee amount exceeding 50% of the net assets of the Company						0
Amount of guarantee in violation of regulations						616,563

7.2	Connected debts and liabilities

				Unit: RMB’000
Connected parties	Relations with the listed company	Funds provided by the listed company to the connected parties		Funds provided by the connected parties to the listed company
		Net transaction amount	Balance	Net transaction amount	Balance
Sinopec Corp. Transport and Storage Branch	Subsidiary wholly owned by the parent company	(162,057)	—	38,542	40,068
Controlling companies and other connected parties	Others	(81,328)	7,398	(167,872)	11,784
Total		(243,385)	7,398	(129,330)	51,852

Including: The net decrease of funds provided by the listed company to controlling shareholders and subsidiaries amounted to RMB81.842 million, and with a balance of RMB6.884 million.

7.3	Audit Committee

The audit committee has reviewed jointly with the management of the Company and the auditors (KPMG) the accounting principles and accounting standards adopted by the Group and discussed matters relating to auditing, internal control and financial reporting (including reviewing the unaudited interim report for the six-month periods ended 30 June 2005).

7.4	Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities.

7.5	Model Code

The Company has adopted a code of conduct in respect of directors’ securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

Specific enquiry has been made to the Directors who have confirmed that they have complied with the required standard set out in the Model Code and the Company’s code of conduct in respect of directors’ securities transactions during the reporting period.

§8	FINANCIAL STATEMENTS

8.1	Financial Statements Prepared under PRC Accounting Rules and Regulations (unaudited)

Income Statement and Profit Appropriation Statement

	Six-month periods ended 30 June
	The Group		The Company
Item	2005	2004	2005	2004
	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Income from principal operations	21,886,472	17,778,137	20,450,652	15,705,915
Less: Cost of sales	18,362,576	14,579,417	17,219,018	12,838,239
Sales taxes and surcharges	378,135	350,253	375,105	344,907

Profit from principal operations	3,145,761	2,848,467	2,856,529	2,522,769
Add: Profit from other operations	68,785	75,991	46,153	33,321
Less: Selling expenses	196,886	228,604	148,001	173,472
Administrative expenses	585,138	537,305	485,429	432,845
Financial expenses	129,340	171,495	112,187	144,218

Profit from operations	2,303,182	1,987,054	2,157,065	1,805,555
Add: Investment (losses)/income	(116,089)	15,653	(100,505)	137,663
Non-operating income	10,766	15,092	2,734	3,699
Less: Non-operating expenses	155,223	187,460	95,212	184,748

Total profit	2,042,636	1,830,339	1,964,082	1,762,169
Less: Income tax	357,730	258,220	313,562	230,969
Minority interests	34,386	40,919	—	—

Net profit	1,650,520	1,531,200	1,650,520	1,531,200
Add: Undistributed profits at the beginning of the period	4,649,907	2,048,896	4,649,907	2,048,896

Distributable profits to shareholders	6,300,427	3,580,096	6,300,427	3,580,096
Less: Distributable dividends to ordinary shares	1,440,000	576,000	1,440,000	576,000
Undistributed profits at the end of the period	4,860,427	3,004,096	4,860,427	3,004,096

8.2	Consolidated Financial Statements (prepared under IFRS) (unaudited)

The interim financial report for the six months ended 30 June 2005 is unaudited, but has been reviewed in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports,” issued by the Hong Kong Institute of Certified Public Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement

		Six-month periods ended 30 June
	Note	2005		2004
		RMB’000		RMB’000
Turnover	3		21,886,472		17,778,137

Less: Sales taxes and surcharges			(378,135)		(350,253)

Net sales			21,508,337		17,427,884

Cost of sales			(18,949,942)		(15,097,255)

Gross profit			2,558,395		2,330,629

Selling and administrative expenses			(196,886)		(228,604)
Other operating income			137,365		100,814
Other operating expenses
Employee reduction expenses			(90,792)		(86,713)
Others			(43,164)		(107,471)

Profit from operations			2,364,918		2,008,655

Share of losses of associates			(93,723)		(17,392)
Net financing costs			(113,407)		(171,495)

Profit before tax	3, 4		2,157,788		1,819,768

Taxation	5		(359,960)		(258,124)

Profit after tax			1,797,828		1,561,644

Attributable to:
Equity holders of the parent			1,763,442		1,520,725
Minority interests			34,386		40,919

Profit after tax			1,797,828		1,561,644

Basic earnings per share	6	RMB	0.245	RMB	0.211

Consolidated Balance Sheet

	Note	At 30 June 2005	At 31 December 2004
		RMB’000	RMB’000
			(audited)
Non-current assets

Property, plant and equipment		15,046,017	15,206,325
Investment property		520,990	511,307
Construction in progress		770,393	807,477
Investment in associates		1,966,346	1,906,917
Investments		619,613	630,377
Lease prepayments		516,630	526,956
Goodwill		22,415	22,415
Deferred tax assets		46,687	48,917

Total non-current assets		19,509,091	19,660,691

Current assets

Inventories		4,442,741	3,727,749
Trade debtors	8	341,403	395,353
Bills receivable	8	1,719,230	1,675,412
Deposits, other debtors and prepayments		409,215	535,222
Amounts due from parent company and fellow subsidiaries	8	516,090	585,419
Income tax recoverable		2,016	2,255
Deposits with financial institutions		—	4,000
Cash and cash equivalents		1,400,257	1,690,500

Total current assets		8,830,952	8,615,910

Current liabilities

Bank loans		5,024,741	4,870,305
Loans from a fellow subsidiary		130,000	130,000
Trade creditors	9	868,067	797,753
Bills payable	9	33,382	259,746
Other creditors		2,089,848	663,635
Amounts due to parent company and fellow subsidiaries	9	391,259	639,445
Income tax payable		49,575	73,930

Total current liabilities		8,586,872	7,434,814

Net current assets		244,080	1,181,096

Total assets less current liabilities		19,753,171	20,841,787

Non-current liabilities

Deferred income		28,792	37,100
Bank loans		621,941	2,014,614

Total non-current liabilities		650,733	2,051,714

Net assets		19,102,438	18,790,073

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves		11,542,980	11,216,989

Total equity attributable to equity holders of the parent		18,742,980	18,416,989

Minority interests		359,458	373,084

Total equity		19,102,438	18,790,073

Notes on the unaudited interim financial report

1	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standards 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board, (“IASB”).

The financial information relating to the financial year ended 31 December 2004 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2004 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their report dated 23 March 2005.

Other than those set out in Note 2 below, the accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2004 annual financial statements. The 2004 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the IASB. IFRS includes International Accounting Standards (“IAS”) and related interpretations.

2	Changes in accounting policies

The IASB has issued a number of new and revised IFRS that are effective for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2005, on the basis of IFRS currently in issue.

The IFRS that will be effective in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore, the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(a)	Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)

In prior periods:

•	positive goodwill was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indications of impairment; and

•	negative goodwill was amortised over the useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

With effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005. As a result, this has increased the group’s profit after tax for the six months ended 30 June 2005 by RMB 6,724,000.

Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill shall be derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings. As a result, the retained earnings increased by RMB 2,549,000 as at 1 January 2005. This has decreased the group’s profit after tax for the six months ended 30 June 2005 by RMB 425,000.

(b)	Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between minority interests and the equity holders of the parent.

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

(c)	Related party disclosures (IAS 24 “Related party disclosures”)

The Group is a state-controlled enterprise and operates in an economic regime currently predominated by state-controlled enterprises. Apart from transactions with parent company and its fellow subsidiaries, the Group conducts a majority of its business with enterprises directly or indirectly owned or controlled by the PRC government and government authorities and fellow subsidiaries (collectively “state-controlled entities”) in the ordinary course of business. In prior years, transactions with state-controlled entities other than Sinopec Corp and its fellow subsidiaries were not required to be disclosed as related party transactions.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation, contributions to post-retirement benefit plans and transactions with state-controlled entities in the PRC.

3	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2005	2004
	RMB’000	RMB’000
Turnover
Manufactured Products
Synthetic fibres
External sales	2,449,372	2,417,891
Intersegment sales	43	34
Total	2,449,415	2,417,925

Resins and plastics
External sales	6,930,737	5,442,159
Intersegment sales	27,797	15,047
Total	6,958,534	5,457,206

Intermediate petrochemicals
External sales	3,483,154	2,290,996
Intersegment sales	6,408,146	5,065,567
Total	9,891,300	7,356,563

Petroleum products
External sales	8,351,262	6,201,821
Intersegment sales	532,169	447,452
Total	8,883,431	6,649,273

All others
External sales	671,947	1,425,270
Intersegment sales	1,808,478	1,851,705
Total	2,480,425	3,276,975

Eliminations of intersegment sales	(8,776,633)	(7,379,805)

Consolidated turnover	21,886,472	17,778,137

External sales include sales to other Sinopec Corp group companies.

	Six-month periods ended 30 June
	2005	2004
	RMB’000	RMB’000
Profit before tax
Profit/(loss) from operations
Synthetic fibres	282,430	118,297
Resins and plastics	1,319,350	768,399
Intermediate petrochemicals	863,539	495,644
Petroleum products	(175,287)	531,715
All others	74,886	94,600
Consolidated profit from operations	2,364,918	2,008,655

Share of losses of associates	(93,723)	(17,392)

Net financing costs	(113,407)	(171,495)

Consolidated profit before tax	2,157,788	1,819,768

4	Profit before tax

Profit before tax is arrived at after charging/(crediting):

	Six-month periods ended 30 June
	2005	2004
	RMB’000	RMB’000
Interest on bank loans and advances	146,728	185,842
Less: Amount capitalised as construction in progress	(15,933)	—
Interest expenses, net	130,795	185,842

Cost of inventories	18,949,942	15,097,255
Depreciation	856,665	935,073
Amortisation of lease prepayment	10,326	10,609
Net loss on disposal of property, plant and equipment	1,811	41,139
Impairment loss of property, plant and equipment	—	34,345
Amortisation of goodwill	—	6,724
Amortisation of deferred income	(5,759)	(6,184)

5	Taxation

Taxation in the consolidated income statement represents:

	Six-month periods ended 30 June
	2005	2004
	RMB’000	RMB’000
Provision for PRC income tax for the period	357,730	284,909
Deferred taxation	2,230	(16,523)
Tax refund	—	(10,262)
	359,960	258,124

Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax refund of RMB 10,262,000 during the period ended 30 June 2004 relating to the purchase of equipment produced in the PRC for technological improvements. The Company was not entitled to income tax refund during the period ended 30 June 2005.

The charge for PRC income tax is calculated at the rate of 15% (2004: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2005. It is possible that the Company’s tax rate will increase in the future.

6	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB1,763,442,000 (period ended 30 June 2004: RMB1,520,725,000) and 7,200,000,000 (period ended 30 June 2004: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

7	Dividends

	Six-month periods ended 30 June
	2005	2004
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB0.20 per share (2004: RMB0.08 per share)	1,440,000	576,000

Pursuant to a resolution passed at the Annual General Meeting held on 28 June 2005, a final dividend of RMB1,440,000,000 (2004: RMB576,000,000) was declared and approved for the year ended 31 December 2004.

The Directors do not recommend the payment of an interim dividend for the period (2004: RMB Nil).

8	Trade accounts receivable

	At 30 June 2005	At 31 December 2004
	RMB’000	RMB’000
		(audited)
Trade debtors	387,977	440,635
Less: Allowance for doubtful debts	(46,574)	(45,282)

	341,403	395,353
Bills receivable	1,719,230	1,675,412
Amounts due from parent company and fellow subsidiaries - trade	516,090	585,419

	2,576,723	2,656,184

The ageing analysis of trade accounts receivable (net of allowance for doubtful debts) is as follows:

	At 30 June 2005	At 31 December 2004
	RMB’000	RMB’000
		(audited)
Invoice date:
Within one year	2,569,893	2,639,266
Between one and two years	6,830	16,918
Over two years	—	—
	2,576,723	2,656,184

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9	Trade accounts payable

	At 30 June 2005	At 31 December 2004
	RMB’000	RMB’000
		(audited)
Trade creditors	868,067	797,753
Bills payable	33,382	259,746
Amounts due to parent company and fellow subsidiaries - trade	391,259	639,445
	1,292,708	1,696,944

The maturity analysis of trade accounts payable is as follows:

	At 30 June 2005	At 31 December 2004
	RMB’000	RMB’000
		(audited)
Due within 1 month or on demand	1,287,667	1,420,092
Due after 1 month and within 3 months	5,041	276,852
	1,292,708	1,696,944

10	Reserve movement

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2004: RMB Nil).

8.3	Differences between financial reports prepared under PRC Accounting Rules and Regulations and IFRS

The below figures are extracted from the interim financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS, both of which have not been audited.

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)	capitalisation of general borrowing costs

Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	aluation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi)	Goodwill and negative goodwill amortization

Under PRC Accounting rules and regulations, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

Under IFRS, with reference to IFRS 3, “Business combination”, the Group no longer amortises positive goodwill effective 1 January 2005. Such goodwill is tested annually for impairment. Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill was derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

		Six-month periods ended 30 June
	Note	2005	2004
		RMB’000	RMB’000
Net profit under PRC Accounting Rules and Regulations		1,650,520	1,531,200

Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i)	13,119	(2,386)
Reduced depreciation on government grants	(iii)	13,380	13,380
Amortisation of revaluation of land use rights	(iv)	1,749	1,749
Write off of pre-operating expenditure	(v)	—	(23,314)
Reversal of pre-operating expenditure previously written-off	(v)	80,605	—
Goodwill and negative goodwill amortisation	(vi)	6,299	—
Deferred tax effect of the above adjustments		(2,230)	96
Profit attributable to shareholders under IFRS		1,763,442	1,520,725

	Note	At 30 June 2005	At 31 December 2004
		RMB’000	RMB’000
Shareholders’ equity under PRC Accounting Rules and Regulations		19,112,801	18,902,281

Adjustments:
Capitalisation of borrowing costs	(i)	96,144	83,025
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(304,059)	(317,439)
Revaluation of land use rights	(iv)	(131,112)	(132,861)
Write off of pre-operating expenditure	(v)	—	(80,605)
Cumulative effect on negative goodwill of adopting IFRS 3	(vi)	2,549	—
Goodwill and negative goodwill amortisation	(vi)	6,299	—
Deferred tax effect of the above adjustments		5,245	7,475
Shareholders’ equity under IFRS		18,742,980	18,416,989

8.4	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2004 and 2005, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In the period ended 30 June 2004, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised. Accordingly, the balances of cost and accumulated depreciation of property, plant and equipment under IFRS were higher than the balances under US GAAP by RMB 365,258,000 and RMB 365,258,000 respectively at 30 June 2005 and 31 December 2004.

(b)	Capitalisation of property, plant and equipment

In the periods prior of those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. The U.S. GAAP adjustments for 2004 represent the amortisation effect of such originating adjustments described above.

(c)	Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2004 and 2005 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(d)	Capitalised interest on investment in associates

Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(e)	Goodwill and negative goodwill amortisation

With effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indication of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from the beginning of the first annual period beginning after 31 March 2004, i.e. 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the six months ended 30 June 2005. As a result, this has increased the group’s profit after tax for the six months ended 30 June 2005 by RMB 6,724,000.

Also in accordance with the transitional arrangements under IFRS 3, previous recognised negative goodwill shall be derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings. As a result, the retained earnings increased by RMB 2,549,000 as at 1 January 2005. This has decreased the group’s profit after tax for the six months ended 30 June 2005 by RMB 425,000.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill and negative goodwill amortisation between IFRS and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three-year’s amortization of positive goodwill during the period from 1 January 2002 to 31 December 2004 under IFRS.

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB 1,779,569,000 (period ended 30 June 2004: RMB 1,602,140,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2004: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 8.2765 being the average of the buying and selling rates quoted by the People’s Bank of China on 30 June 2005. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

	Note	Six-month periods ended 30 June
		2005		2005	2004
		US$’000		RMB’000	RMB’000
Profit attributable to shareholders under IFRS			213,066	1,763,442	1,520,725

U.S. GAAP adjustments:
Foreign exchange gains and losses	(a)		—	—	2,473
Capitalisation of property, plant and equipment	(b)		—	—	10,852
Depreciation charge on revalued property, plant and equipment	(c)		959	7,941	64,997
Capitalised interest on investment in associates, net of amortisation effect	(d)		1,333	11,032	10,049
Negative goodwill amortisation	(e)		—	—	(425)
Positive goodwill amortisation	(e)		—	—	6,725
Deferred tax effect of the above adjustments			(344)	(2,846)	(13,256)
Net profit under U.S. GAAP			215,014	1,779,569	1,602,140
Basic earnings per share under U.S. GAAP	(f)	US$	0.030	RMB0.247	RMB0.223
Basic earnings per ADS under U.S. GAAP	(f)	US$	2.986	RMB24.716	RMB22.252

The effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP is as follows:

		At 30 June			At 31 December 2004
		2005		2005
		US$’000		RMB’000	RMB’000
Shareholders’ equity under IFRS			2,264,602	18,742,980	18,416,989

U.S. GAAP adjustments:
Foreign exchange gains and Losses	(a)		—	—	—
Capitalisation of property, plant and equipment	(b)		—	—	—
Revaluation of property, plant and equipment	(c)		(6,715)	(55,580)	(63,521)
Capitalised interest on investment in associates, net of amortisation effect	(d)		12,110	100,232	89,200
Negative goodwill	(e)		—	—	2,549
Positive goodwill	(e)		4,875	40,344	40,344
Deferred tax effect of the above adjustments			(809)	(6,698)	(3,852)
Shareholders’ equity under U.S. GAAP			2,274,063	18,821,278	18,481,709

§9.	DOCUMENTS FOR INSPECTION

The Company’s documents available for inspection are complete and comprise the following:

1.	2005 interim report signed by the Vice Chairman of the Company;

2.	Financial statements signed and sealed by the Company’s legal representative, chief financial officer and head of Accounting Department;

3.	Original copies of all documents and announcements of the Company disclosed in newspapers designated by China Securities Regulatory Commission during the reporting period;

4.	The Company’s Articles of Association.

The Company has kept all the above documents in the Company’s Company Secretariat Department.

All information as required by the Listing Rules Appendix 16 paragraph 46(1) to 46(6) will be disclosed on the websites of the Hong Kong Stock Exchange and the Company.

By order of the Board

Rong Guangdao

Chairman

Shanghai, 25 August 2005

As of the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 2nd Meeting of

the Fifth Session of the Board of Directors

The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its directors confirm the authenticity, accuracy and completeness of the information contained in this announcement and collectively accept full responsibility for any false or misleading information in, or any material omissions from this announcement.

The directors were informed in respect of the 2nd meeting of the fifth session of the board of directors of the Company (the “Meeting”) via facsimile and courier on 15 August 2005. The Meeting was held on 25 August 2005 at the No. 8 Conference Room of the Company’s headquarters. Of the 12 directors entitled to attend the Meeting, 9 of them attended the Meeting. Mr. Rong Guangdao, Chairman, was engaged in business and did not attend the Meeting. He had authorized Mr. Du Chongjun, Vice Chairman, to preside over the Meeting, and as his irrevocable voting proxy; Mr. Lei Dianwu and Mr. Xiang Hanyin, Directors, were engaged in business and did not attend the Meeting. They had authorized Mr. Du Chongjun, Vice Chairman, as their irrevocable voting proxy. The Meeting complied with the PRC Company Law and the articles of association of the Company. Some of the supervisors and senior management staff members of the Company attended the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1 The 2005 interim report; the announcement of interim results; the publication of the interim results announcement in Shanghai Securities News, China Securities News, and Hong Kong newspapers South China Morning Post and Hong Kong Commercial Daily; and the dispatch of the interim report to every overseas holder of the Company’s H shares and relevant parties, including 25 copies to The Stock Exchange of Hong Kong Limited, were approved. The Vice Chairman and the company secretary were authorized to submit the relevant information in respect of the interim report to the China Securities Regulatory Commission (“CSRC”), the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited, the U.S Securities and Exchange Commission and the New York Stock Exchange (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 2 The Directors’ resolution of not declaring an interim dividend was approved in consideration of the international practice and the time and cost needed for an interim results audit due to the CSRC’s requirement of audited interim results for interim dividend distribution (with 12 votes in favor, 0 vote against, 0 abstention);

Resolution 3 The Company’s entering into a petrochemical products agency sales contract with China Petroleum and Chemical Corporation was approved. Connected directors Mr. Lei Dianwu and Mr. Xiang Hanyin abstained form voting at the resolution (with 10 votes in favor, 0 vote against, 0 abstention).

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 25 August 2005

As of the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

Important Highlights

The Contract

On 25 August 2005, the Company entered into a petrochemical products agency sales contract (the “Contract”) with China Petroleum and Chemical Corporation (“Sinopec Corp.”). Pursuant to the Contract, the Company appoints Sinopec Corp. as a non-exclusive sales agent for the sales of (i) synthetic resins, (ii) synthetic fibres, (iii) synthetic fibre monomers and polymers, (iv) organic petrochemical products and (v) by-products from ethylene cracking and aromatics plants and other substandard products related to the above five products. In consideration of the provision of sales agency services, the Company will pay Sinopec Corp. an agency fee of not more than 0.9% of the total sales revenue of products sold pursuant to the Contract.

Connected Persons Abstained from Voting

Sinopec Corp. is the controlling shareholder of the Company having a beneficial interest of 55.56% in the Company’s registered capital. This transaction constitutes a connected transaction between the Company and Sinopec Corp. Directors Lei Dianwu (Director of the Development and Planning Department of Sinopec Corp.) and Xiang Hanyin (Deputy Director of the Petrochemical Business Department of Sinopec Corp.) who are deemed to have an interest in the Contract pursuant to the Company’s Articles of Association abstained from voting at the board of directors meeting in respect of the connected transaction.

Note to Investors

In accordance with the Shanghai Listing Rules and Hong Kong Listing Rules, the transaction constitutes a connected transaction under the Shanghai Listing Rules and Hong Kong Listing Rules, requiring disclosure by way of announcement.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

I. Definitions

“Company”	Sinopec Shanghai Petrochemical Company Limited, the H shares of which are listed on the Hong Kong Stock Exchange, the American Depositary Shares of which are listed on the New York Stock Exchange, and the A shares of which are listed on the Shanghai Stock Exchange, and includes the subsidiaries of the Company except where the context otherwise requires

“Contract”	the petrochemical products agency sales contract between the Company and Sinopec Corp. dated 25 August 2005

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“controlling shareholder”	shall have the meaning ascribed to it in the Shanghai Listing Rules

“Directors”	the directors of the Company, including independent non-executive directors

“Group”	the Company and its subsidiaries

“HKD”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Shanghai Listing Rules”	Rules for Listing of Shares of the Shanghai Stock Exchange

“Listing Rules”	the Hong Kong Listing Rules and Shanghai Listing Rules

“PRC”	People’s Republic of China

“Relevant Petrochemical Products”	synthetic resins, synthetic fibres, synthetic fibre monomers and polymers, organic petrochemical products, by-products from ethylene cracking and aromatics plants, and other substandard products related to the five products stated above

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec Corp.”	China Petroleum and Chemical Corporation, the controlling shareholder of the Company, the H shares of which are listed on the Stock Exchange, the A shares of which are listed on the Shanghai Stock Exchange, and the American Depositary Shares of which are listed on the New York Stock Exchange and London Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

II. Overview of the Connected Transaction

(1) The Contract

On 25 August 2005, the Company entered into the Contract with Sinopec Corp..

Pursuant to the Contract, the Company appoints Sinopec Corp. for the sales of the Relevant Petrochemical Products. The Company agrees pursuant to the Contract to sell its output of the Relevant Petrochemical Products through Sinopec as its non-exclusive sales agent, and the Company will reserve the right to make sales of any of the Relevant Petrochemical Products independently or through a third party agent.

In addition, the Company warrants to Sinopec Corp. that the quality of the petrochemical products offered to Sinopec Corp. for sales as an agent will comply with the laws and regulations of the government and the industry’s standards, and/ or the requirement standards stipulated in the contract entered into with the buyer. If there is any claim or loss incurred to Sinopec Corp. as a result of quality defects or incorrect specifications on the petrochemical products sold or other mistakes on the part of the Company, the Company will be liable to pay for damages, unless such a claim or loss arises from any material mistakes or negligence made by Sinopec Corp. If there is any dispute between the Company and a third party in respect of the products sold by Sinopec Corp., Sinopec Corp. should provide assistance to the Company for resolving such dispute.

The Contract will be effective from the date of signing and will expire on 31 December 2007.

As each of the of the applicable percentage ratios (other than the profits ratio) (as defined in the Hong Kong Listing Rules) for the Contract is on an annual basis more than 0.1% but less than 2.5%, it is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirements.

(2) Consideration and Value of the Contract

In consideration of the provision of sales agency services, the Company will pay Sinopec Corp. an agency fee of not more than 0.9% of the total sales revenue of products sold pursuant to the Contract. This fee is determined by reference to the actual costs incurred by Sinopec Corp. in relation to the agency arrangement and also based on the agency fee payable to Sinopec Corp. in past agency arrangements. This fee does not exceed the Company’s comparable sales and marketing expenses if the sales are to be conducted by the Company itself. Sinopec Corp. shall bear all expenses in relation to the provision of the sales agency services. As the fee is intended to cover costs and expenses only without any provision for profit to Sinopec Corp., the Company believes that such terms are more favorable than those offered by independent third parties.

The selling prices to customers (which will include sales of finished petrochemical products to independent third parties and sales of intermediate feed stocks to connected persons) for the Relevant Petrochemical Products will be based on the price adjustment advice on the selling prices of petrochemical products given by Sinopec Corp. with regard to the changes of market conditions, and the Company will determine the selling prices. The Company considers that the participation of Sinopec Corp. and the latter’s stronger bargaining power and coordination will contribute to the Company in obtaining better prices for the sales of its products and in turn will also secure its source of supply of intermediate petrochemical feed stocks.

As the agency fee is determined by reference to the actual costs incurred by Sinopec Corp. in relation to the sales of the Relevant Petrochemical Products, and Sinopec Corp. will incur substantially less costs in arranging sales to a connected person as compared to sales to a third party, therefore the agency fee payable to Sinopec Corp for sales to a connected person will be significantly lower than that to a third party.

Any sale of the Relevant Petrochemical Products to a connected person (including Sinopec Corp. and its associates) under the Contract constitutes a connected transaction under the Hong Kong Listing Rules and will be conducted strictly under the terms specified in the circular to the Company’s shareholders dated 13 May 2005 (the “Circular”), as approved by the shareholders’ at an extraordinary general meeting on 28 June 2005.

The Company will collect the proceeds directly from the petrochemical products sold by Sinopec Corp. as an agent, while Sinopec Corp. will be entitled to receive the agency fee based on such proceeds. Both parties agreed that the agency fee will be settled once every 10 days, which means the prepayment dates will be the 15th day and the 25th day of each month and the settlement date will be the 5th day of the following month. If the payment for a sales proceed is not made on the due date by any third party, Sinopec Corp. will be liable to recover such amount.

For the years ended 31 December 2002, 2003 and 2004, the Company’s consolidated sales revenue of the Relevant Petrochemical Products which are the subject of the Contract totaled RMB13.578 billion (equivalent to about HKD 13.182 billion), RMB18.910 billion (equivalent to about HKD 18.359 billion) and RMB26.055 billion (equivalent to about HKD 25.296 billion), respectively, representing 62.51%, 65.34% and 67.39% respectively of the Group’s net sales for those periods. Pursuant to the Contract, with regard to the proposed sales agency fee of not more than 0.9%, the notional sales agency fees payable in these periods would have been RMB122 million (equivalent to about HKD 118.446 million), RMB170 million (equivalent to about HKD 165.048 million) and RMB235 million (equivalent to about HKD 228.155 million) (collectively, the “Notional Agency Fees”), respectively, as compared with the selling and marketing expenses for the Company of RMB421 million (equivalent to about HKD 408.737 million), RMB445 million (equivalent to about HKD 432.038 million) and RMB396 million (equivalent to about HKD 384.446 million), respectively, for the same periods. These selling and marketing expenses figures represent the historical expenses incurred by the Company for its entire range of petrochemical products. Accordingly, these figures should not be taken as representation that the agency arrangement with Sinopec Corp. will achieve complete saving of such selling and marketing expenses.

(3) Caps

(i) Agency Sales to Third Party Customers

For the three years ended 31 December 2007, the maximum aggregate agency fees payable to Sinopec Corp. under the Contract for the sales of the Relevant Petrochemical Products to third party customers shall not exceed the caps set out below:

	For the year ending 31 December 2005	For the year ending 31 December 2006	For the year ending 31 December 2007
	(RMB millions)
Total amount to be paid under the Contract for sales to third party customers	126	291	340

(ii) Agency Sales to Connected Persons

For the three years ended 31 December 2007, the maximum aggregate fees payable to Sinopec Corp. under the Contract for the sales of the Relevant Petrochemical Products to connected persons shall not exceed the caps set out below:

	For the year ending 31 December 2005	For the year ending 31 December 2006	For the year ending 31 December 2007
	(RMB millions)
Total amount to be paid under the Contract for sales to connected persons	8	17	19

As each of the of the applicable percentage ratios (other than the profits ratio) (as defined in the Hong Kong Listing Rules) for the maximum aggregate fees payable to Sinopec Corp. under the Contract for the sales of the Relevant Petrochemical Products to (i) third party customers and (ii) connected persons is, on an annual basis, more than 0.1% but less than 2.5%, the Contract is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirements.

(iii) Basis of Determination of the Caps

The caps referred to above are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the Company’s sales of the Relevant Petrochemical Products;

(b)	the Company’s estimate of the increase in the overall demand for the Relevant Petrochemical Products in the PRC;

(c)	the Company’s estimate of the increase in the crude oil prices; and

(d)	the Company’s estimate of its business growth.

The Company notes that the above caps are higher than the Notional Agency Fees in 2004. The Company has recently completed the construction of several facilities, including the 8,000,000 ton/year atmosphere and vacuum distillation plants, the expansion of the capacity of the PTA plant to 400,000 ton/year, the three-kettle process 150,000 ton/year PET plan and the construction of the technology upgrade project for industrial polyester filament of 12,000 ton/year. These newly completed projects have significantly increased the production capacity of the Company. Accordingly, the Company expects that its sales through its agents would increase as a result of the Company’s enlarged production capacity.

(4) Relationships between the Company and Sinopec Corp.

Sinopec Corp. is the controlling shareholder of the Company, having a beneficial interest of 55.56% of the registered capital of the Company. In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Corp. and the Company are connected persons. Accordingly, the Contract constitutes a continuing connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules and is subject to reporting and announcement requirements but is not subject to independent Shareholders’ approval at the Company’s general meeting.

(5) Review of the Connected Transaction

At the second meeting of the fifth board of directors of the Company, the Contract was reviewed and approved. The board of directors has conscientiously discussed the Contract and the directors who are deemed to have an interest in the Contract pursuant to the Company’s Articles of Association abstained from voting. All non-connected directors including independent directors have unanimously agreed to the connected transaction.

(6) Necessary PRC Approvals

The transaction does not require any approvals from the relevant government authorities.

III. Description of the Connected Parties

(1) Information Required under the Shanghai Listing Rules

(i) Basic Information on Sinopec Corp.

Name of the corporate:	China Petroleum and Chemical Corporation
Address:	A6 Hui Xin East Street, Chaoyang District, Beijing, PRC
Type of the corporate:	Joint stock limited company
Legal representative:	Chen Tonghai
Registered capital	RMB86,702,439,000

(ii) Historical Background of Sinopec Corp.

Sinopec Corp. was set up on 25 February 2000 as a joint stock limited company by China Petrochemical Corporation as the sole promoter pursuant to the approval document of Guo Jing Mao Qi Gai [2000] No.[154] issued by the State Economic and Trade Commission. The Legal Person Business License Number of the Company is 1000001003298. The H Shares of Sinopec Corp. were listed on the stock exchanges of Hong Kong, New York, Shanghai and London.

(2) Principal Operations of Sinopec Corp. and the Company

Sinopec Corp. is an integrated energy and petrochemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. include the exploration and production of oil and gas, oil refining, the production of petrochemicals and the sale and promotion of oil refining products.

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

(3) Financial Information Required under the Shanghai Listing Rules in relation to Sinopec Corp.

In accordance with the financial statement provided by Sinopec Corp. as prepared under PRC accounting rules and regulation, major financial data of Sinopec Corp. and as extracted from the annual report of Sinopec Corp. for the year 2004, is as follows:

	For the year ended 31 December 2004	For the year ended 31 December 2003	For the year ended 31 December 2002
	RMB millions	RMB millions	RMB millions
			Before adjustment (i)	After adjustment
Income from principal operations	590,632	417,191	324,184	324,184
Net profit	32,275	19,011	14,121	14,121
Earnings per share (RMB)
Fully diluted	0.372	0.219	0.163	0.163
Weighted average	0.372	0.219	0.163	0.163
Net cash flow per share from operating activities (RMB)	0.809	0.743	0.693	0.693
Return on net assets (%)
Fully diluted	17.320	11.667	9.307	9.638
Weighted average	18.403	12.048	9.478	9.723
Return on net assets excluding non-recurring profit and loss (%)
Fully diluted	19.316	13.690	9.611	9.953
Weighted average	20.524	14.137	9.787	10.040

	As at 31 December 2004	As at 31 December 2003	As at 31 December 2002
	RMB millions	RMB millions	RMB millions
			Before adjustment	After adjustment
Net assets	460,081	390,213	368,375	368,375
Shareholders’ equity (excluding minority interests)	186,350	162,946	151,717	146,515
Net assets per share (RMB)	2.149	1.879	1.750	1.690
Net assets per share after adjustment (RMB)	2.102	1.850	1.736	1.676

IV. Reasons for and benefits of the Contract

The Company entered into the Contract in order to consolidate its market position in the petrochemical industry and to improve its pricing mechanisms. The Directors consider that through the strategic arrangement envisaged under the Contract, the Company can leverage Sinopec Corp.’s market share advantage in the sales of the Relevant Petrochemical Products, thereby increasing the Company’s competitiveness. The arrangements contemplated under the Contract provides the Company with the benefits of the strong bargaining power and market position of Sinopec Corp. and its ability to coordinate the activities of other petrochemical producers within the PRC. The Directors consider that such benefits, as well as the operating scale of Sinopec Corp., are such that there are negligible risks associated with appointing Sinopec Corp. as a non-exclusive sales agent.

Prior to entering into the Contract, the Company conducted its own sales and marketing functions in relation to the products. The Company’s sales and marketing force is discreetly segregated into various divisions by the Company’s lines of products. As part of the implementation of the Contract, the Company intends to transfer the relevant division of its sales and marketing function to Sinopec Corp., thus reducing related sales and marketing expenses. The Company’s own sales and marketing function will continue to conduct sales and marketing in respect of other products not covered under the Contract.

V. Opinions of Directors

Directors Lei Dianwu (Director of the Development and Planning Department of Sinopec Corp.) and Xiang Hanyin (Deputy Director of the Petrochemical Business Department of Sinopec Corp.) who are deemed to have an interest in the Contract pursuant to the Company’s Articles of Association abstained from voting at the board of directors meeting in respect of the connected transaction.

Save as for the Directors who are deemed to have an interested in the Contract and who abstained from voting, all Directors, including the independent non-executive Directors, consider that the Contract is in the ordinary and usual course of the business of the Group and is in the interest of the Company and its shareholders as a whole are concerned.

The independent non-executive Directors of the Company, namely Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong unanimously expressed their opinions as follows: “The transaction has strictly complied with the relevant laws and regulations of the government, the requirements of regulatory documents and the relevant provisions of the articles of association of the Company. During the course of voting at the board of directors meeting in respect of the matter, directors who are deemed to have an interest in the Contract by virtue of the Company’s Articles of Association abstained from voting. The voting procedures have complied with the relevant laws and regulations within and outside the country, the requirements of regulatory documents and the articles of association of the Company. This transaction is conducted in normal commercial terms. The terms of the Contract are fair and reasonable to the Company and its shareholders as a whole. The Company approves the signing of the Contract.”

VI. Documents for Inspection

The following documents are available for inspection from the date of the announcement at the legal address of the Company during normal business hours:

1.	the resolution of the second meeting of the fifth session of the board of directors of the Company (including opinions of independent directors); and

2.	the Contract.

This announcement contains translation between RMB amounts and HKD at 1.03, being the exchange rate prevailing on the date of the Contract. The translation shall not be taken as representation that RMB could actually be converted into HKD at that rate, or at all.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, 25 August 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.